EXHIBIT 99.1
                                                                    ------------



            MANAGEMENT'S DISCUSSION AND ANALYSIS AND INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2002

MESSAGE TO SHAREHOLDERS

Western Oil Sands Inc. reports continued progress in construction of the Athabasca Oil Sands Project ("AOSP") during the second quarter of 2002. Western's share of capital spending in the quarter totaled $133.2 million. Western incurred a loss in the quarter of $24.7 million ($0.51 per share) being comprised entirely of corporate expenses and an amount of $22.8 million representing the one-time write-off of previously deferred financing costs relating to credit facilities replaced by the US$450 million bond offering completed in April 2002. Consistent with prior periods, Western does not and will not have any operating revenues until project start-up.

Construction of the AOSP is now over 90 per cent complete. Construction activity peaked during the second quarter and is moving into its final stages. Commissioning and start-up activities are well under way at both the Muskeg River Mine and the Scotford Upgrader and construction workforces have started to demobilize. The project has achieved several important milestones during recent months while maintaining world-class safety performance. Diluent was delivered to the mine site via the new Corridor Pipeline. At the Scotford site, the Sulphur Recovery and Hydrogen Manufacturing Units were handed over to Operations and the Scotford refinery modifications, which will enable the refinery to accept feedstock from the upgrader, were successfully completed.

Despite improved availability of skilled labour, construction productivity has remained below expectations, negatively impacting costs. AOSP costs have also been impacted by problems with the quality of engineering work and equipment in some areas, resulting in additional fieldwork. In spite of these difficulties, the quality of finished construction work has been meeting expectations and progress on the upgrader was excellent during the second quarter. The cost estimate for Western's share of the AOSP has now been revised to $1.087 billion (this includes the Muskeg River Mine and the Scotford Upgrader). This revised estimate is approximately a 13 per cent increase over Western's previous estimate of $961.6 million.

It was our stated intention to replace our existing credit facility with long-term debt financing. In the second quarter of 2002 we completed this process, with the placement of US$450 million senior secured 10-year notes bearing interest at 8.375%. This financing, combined with our other sources of financing provides all of the necessary funding to satisfy our obligations for the estimated remaining costs to complete the Project and fulfils our objective to establish a stable long-term debt capital base for Western. We now have combined debt and equity resources of over $1.3 billion.

We look forward to bringing this construction project to a close later this year and moving into our operating phase, as production of our long-term, stable reserve base commences. We are also proceeding with the regulatory process related to the Jackpine Mine expansion.

On behalf of the Board of Directors

/s/ Guy J. Turcotte
-----------------------------------
Guy J. Turcotte
President and Chief
Executive Officer

July 30, 2002

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion of financial condition and results of operations should be read in conjunction with the Interim Unaudited Consolidated Financial Statements for the periods ended June 30, 2002 and 2001.

OPERATIONS

Since the Project is in the development phase, Western does not have operating revenue or expenses. Western expects to move into its operating phase early in 2003 following Project start-up, which continues to be scheduled for the fourth quarter of 2002.

During the quarter, Western incurred a loss of $24.7 million ($0.51 per share) compared to a loss of $1.4 million ($0.03 per share) in the comparative period last year. This loss is comprised of Western's corporate expenses and an amount of $22.8 million representing the one-time write-off of deferred finance costs related to credit facilities that were replaced by the US$450 million Senior Secured Notes offering. Excluding the write-off, Western incurred a loss of $1.9 million ($0.04 per share) arising entirely from corporate expenses. Corporate expenses are higher during the current year primarily due to the addition of three new employees and increased general expenses in line with the growth in Western's corporate activities. Federal Large Corporations Tax also increased from $212,000 for the second quarter of 2001 to $423,000 for the second quarter of 2002, commensurate with Western's larger capital base.

CAPITAL EXPENDITURES

During the second quarter of 2002, Western's share of capital expenditures totaled $133.2 million. These include $134.3 million of construction activities at the Muskeg River Mine and at the Scotford Upgrader, together with direct capitalized costs of $18.6 million and $5.7 million related to expansion pre-feasibility and technology development costs, less an unrealized foreign exchange gain of $25.4 million. The unrealized foreign exchange gain arises mainly due to a stronger Canadian dollar between the date of issue of Western's US$450 million Senior Secured Notes and the exchange rate in effect on June 30, 2002. The capitalized costs are primarily comprised of interest accrued on the Senior Secured Notes, bank stand-by fees and other interest expenses that are being capitalized during the construction period.

In addition, Western capitalized $5.8 million during the quarter related to its share of costs for construction of the Hydrogen Manufacturing Unit at the Upgrader, which costs are being financed under a long-term capital lease.

While construction of the Project is now over 90 per cent complete, construction productivity has remained below expectations, negatively impacting costs. AOSP costs have also been impacted by problems with the quality of engineering work and equipment in some areas, resulting in additional fieldwork. The cost estimate for Western's share of the AOSP has now been revised to $1.087 billion (this includes the Muskeg River Mine and the Scotford Upgrader). This revised estimate is approximately a 13 per cent increase over Western's previous estimate of $961.6 million. In spite of these difficulties, the quality of finished construction work has been meeting expectations and progress on the Upgrader was excellent during the second quarter. Cost and schedule pressures will continue to receive close attention during the final stages of construction. At the same time, maximum efforts continue in order to deliver a successful start-up of the Project.

LIQUIDITY AND CAPITAL RESOURCES

In the second quarter of 2002, Western successfully completed the issuance of US$450 million of Senior Secured Notes, bearing interest at 8.375%, and maturing on May 1, 2012 (the "Offering"). The net proceeds of the Offering were used to repay all amounts outstanding under the existing senior credit facility and repay all amounts due to Shell Canada Limited, with the balance of the proceeds placed in a trust account to be used for funding the Company's share of remaining construction costs for the oil sands project. The $535 million Senior Credit Facility was cancelled upon repayment.

In conjunction with the Offering, the Company established a new $100 million credit facility with a Canadian chartered bank, $75 million of which will primarily be used to fund the first year's debt service under the Offering as well as construction completion costs; the remaining $25 million is for letter of credit requirements. Western maintains its $88 million bridge note purchase facility, due October 2003, with a Canadian chartered bank, though it has not drawn upon this facility to date.

With first production of synthetic crude expected very early in 2003, additional funding from revenue and cashflow will be generated for Project operating costs and to fund Western's interest and corporate expenses. The above facilities, together with available working capital, provide sufficient financial resources for Western to continue to meet all of its financial obligations to the Project and to fund the Project to completion.

During the quarter, Western submitted the first interim claim under its $200 million cost overrun/project delay insurance policy. No amounts have been reflected in the financial statements in respect of this potential recovery. This insurance policy will be an effective mitigant for cost increases on the Project. Western believes it will be able to recover a significant portion of the costs incurred beyond the initial project budget of $709 million (Western's share) pursuant to the terms of the insurance policy.

BUSINESS RISKS

Western is subject to a number of risks that are typical given the nature of Western's operations. These risks are described in the Company's 2001 Annual Report, which is available on the Company's website.

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as at the date hereof.

WESTERN OIL SANDS INC.
CONSOLIDATED BALANCE SHEETS



                                          AS AT JUNE 30        As at December 31
                                              2002                    2001
--------------------------------------------------------------------------------
($ thousands)                              (Unaudited)
ASSETS
Current Assets
    Cash                               $       137,451             $     52,973
    Accounts receivable                          4,931                    7,228
--------------------------------------------------------------------------------
                                               142,382                   60,201
--------------------------------------------------------------------------------

Capital Assets                               1,015,641                  761,939
Deferred Charges                                26,661                   32,254
--------------------------------------------------------------------------------
                                             1,042,302                  794,193
--------------------------------------------------------------------------------
                                       $     1,184,684             $   854,394
================================================================================

LIABILITIES
Current Liabilities
    Accounts payable                   $        45,736             $     51,222
--------------------------------------------------------------------------------
                                                45,736                   51,222
Long-term Liabilities
     Long-term debt (Note 4)                   683,415                  279,481
     Other                                      45,735                   88,825
--------------------------------------------------------------------------------
                                               729,150                  368,306
--------------------------------------------------------------------------------
                                               774,886                  419,528
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share Capital (Note 2)                         448,671                  447,303
Deficit                                        (38,873)                 (12,437)
--------------------------------------------------------------------------------
                                               409,798                  438,866
--------------------------------------------------------------------------------
                                       $     1,184,684             $    854,394
================================================================================
See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              3 MONTHS ENDED               6 MONTHS ENDED
                                                                  JUNE 30                      JUNE 30
------------------------------------------------------------------------------------------------------------
                                                              2002         2001           2002          2001
------------------------------------------------------------------------------------------------------------
($ thousands, except per share amounts)                        (Unaudited)                 (Unaudited)
CORPORATE EXPENSES
    General and administrative                              $1,456       $1,099          $2,741       $2,105
    Large Corporations Tax                                     423          212             850          425
    Depreciation                                                43           43              86           85
    Write-off of deferred financing costs (Note 4c)         22,759            -          22,759            -
------------------------------------------------------------------------------------------------------------
NET LOSS                                                    24,681        1,354          26,436        2,615
------------------------------------------------------------------------------------------------------------
Deficit at Beginning of Period                              14,192        6,683          12,437        5,422
------------------------------------------------------------------------------------------------------------
Deficit at End of Period                                   $38,873       $8,037         $38,873       $8,037
============================================================================================================
Net Loss per Share - basic and diluted                       $0.51        $0.03           $0.55        $0.06
============================================================================================================

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              3 MONTHS ENDED               6 MONTHS ENDED
                                                                  JUNE 30                      JUNE 30
---------------------------------------------------------------------------------------------------------------
                                                              2002         2001           2002          2001
---------------------------------------------------------------------------------------------------------------
($ thousands)                                                   (Unaudited)                 (Unaudited)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
    Net loss                                               $(24,681)    $ (1,354)      $(26,436)       $(2,615)
Non-cash items:
    Write-off of deferred financing costs                    22,759            -         22,759              -
    Depreciation                                                 43           43             86             85
---------------------------------------------------------------------------------------------------------------
                                                             (1,879)      (1,311)        (3,591)        (2,530)
---------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issue of share capital                                      298        9,902          1,368         25,427
    Increase in long-term debt, net of repayments           264,919      107,045        403,933        110,845
    Debt issue and deferred charges                         (17,018)      (2,007)       (17,166)        (6,949)
    Repayment of long-term liabilities                      (53,688)           -        (53,688)             -
---------------------------------------------------------------------------------------------------------------
CASH GENERATED                                              194,511      114,940        334,447        129,323
---------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Capital expenditures                                   (133,212)    (117,426)      (243,190)      (195,307)
    Restricted cash                                               -          220              -            (40)
    (Increase) decrease in non-cash working capital           7,792        2,038         (3,188)         1,346
---------------------------------------------------------------------------------------------------------------
CASH INVESTED                                              (125,420)    (115,168)      (246,378)      (194,001)
---------------------------------------------------------------------------------------------------------------

Increase (decrease) in Cash                                  67,212       (1,539)        84,478        (67,208)
Cash at Beginning of Period                                  70,239       28,442         52,973         94,111
---------------------------------------------------------------------------------------------------------------

Cash at End of Period                                      $137,451      $26,903       $137,451        $26,903
===============================================================================================================

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts in thousands)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries, and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2001. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001.

1.       ACCOUNTING POLICY

         a. The weighted average number of shares for the three-month period and the six-month period ended June 30, 2002 are 48,319,259 and 48,276,969 respectively. Due to a loss for the periods, zero incremental shares are included for the diluted earnings per share weighted average number because the effect would be anti-dilutive.

         b. Effective January 1, 2002, the Company adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments". The new standard is applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, stock appreciation rights and similar awards to be settled in cash. The new standard is applied to all grants of stock options on or after January 1, 2002.

         c. Certain comparative amounts have been reclassified to conform to the current year's presentation.

2.       SHARE CAPITAL

ISSUED AND OUTSTANDING:
                                              Number of Shares            Amount
--------------------------------------------------------------------------------
COMMON SHARES
Balance at December 31, 2001                    47,513,971          $    435,340
Issued on exercise of employee
   options                                         158,500                 1,365
Share issue costs recovery                                                     3
--------------------------------------------------------------------------------
Balance at June 30, 2002                        47,672,471          $    436,708

CLASS D PREFERRED SHARES, SERIES A
--------------------------------------------------------------------------------
Balance at December 31, 2001 and
   June 30, 2002                                   666,667          $     11,963
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TOTAL ISSUED SHARE CAPITAL AT
   JUNE 30, 2002                                48,339,138          $    448,671
                                                                    ============
OUTSTANDING:
Class A Warrants                                   494,224
Stock Options                                    1,365,500
-------------------------------------------------------------
Diluted shares at June 30, 2002                 50,198,862
=============================================================

The Class D Preferred Shares, Series A are entitled to vote at meetings of shareholders and can be converted into Common Shares prior to redemption on a one-for-one basis. The Class D Preferred

Shares, Series A are redeemable by the Company at a price equal to their issue price plus a cumulative dividend of 12 per cent per annum compounded semi-annually until January 1, 2007, from which date the dividend increases by 3 per cent per quarter to a maximum of 24 per cent per annum. Cash dividends are not paid on the Class D Preferred Shares.

The Company has 5,629,641 call obligations outstanding, which could be exercised at the sole discretion of the Company, for equity proceeds of $48.9 million, if required. In addition, there are 494,224 Class A Warrants outstanding. Each Class A Warrant entitles the holder to purchase one Common Share at $2.50 per share until five years after start-up of the oil sands project.

3.       STOCK-BASED COMPENSATION

No compensation expense has been recognized when stock options are granted, in accordance with Note 1(b). Had compensation expense been determined based on the fair value method for awards made after December 31, 2001, the Company's net income and earnings per share would have been adjusted to the proforma amounts indicated below:
                                          Three months ended    Six months ended
                                           June 30, 2002          June 30, 2002

    Net loss for the period - as reported       $ 24,681          $26,436
    Net loss for the period - proforma          $ 24,889          $26,721
    Basic Loss per share - as reported          $   0.51           $ 0.55
    Basic Loss per share - proforma             $   0.52           $ 0.55

The proforma amounts exclude the effect of stock options granted prior to January 1, 2002. The weighted average fair value of the 17,500 options granted during the three months ended June 30, 2002, was $10.44 using the Black-Scholes option pricing model. The following table sets out the assumptions used in applying the Black-Scholes model:
                                               Three months ended
                                                 June 30, 2002

     Risk free interest rate                        4.95%
     Expected life (in years)                       5.00
     Expected volatility                            0.30
     Dividend per share                                -

4.       LONG-TERM DEBT

         a. On April 23, 2002, the Company issued US$450 million of Senior Secured Notes, bearing interest at 8.375%, with a maturity of May 1, 2012 (the "Offering"). The net proceeds of the Offering were used to repay all amounts outstanding under the Company's $535 million Senior Credit Facility and repay all amounts due to Shell Canada Limited, with the balance of the proceeds placed in a trust account to be used for funding the Company's share of remaining construction costs for the oil sands project. The $535 million Senior Credit Facility was cancelled upon repayment.

         b. In conjunction with the Offering, the Company established a new $100 million credit facility with a Canadian chartered bank, $75 million of which will be used to fund the first year's debt service under the Offering and construction completion costs; the remaining $25 million is for letter of credit requirements. Borrowings under the facility bear interest at the lenders' prime lending rate plus a margin of 100 basis points, or at the bankers' acceptance rate plus a margin of 200 basis points. Repayment of any amounts drawn is due by April 23, 2005.

         c. It is Company policy, in accordance with GAAP, to defer and amortize all issue costs and finance charges relating to the Company's existing debt facilities. Upon completion of the Offering, $22.8 million of such finance charges, representing amounts not related to the Offering, the new $100 million credit facility or the remaining $88 million bridge note purchase facility, were expensed immediately.

5.       SUBSEQUENT EVENT

         On July 24, 2002, the Company approved a second amendment to the original AFE for the Athabasca Oil Sands Project ("AOSP"). The amendment increases Western's commitment to the AOSP to a total of $1.087 billion, of which $850.7 million had been incurred to June 30, 2002.